UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

9 April 2008

Telecom Corporation of New Zealand Limited ———————————————————————————————————
(Translation of registrant’s name into English)

New Zealand ———————————————————————————————————
(Jurisdiction of incorporation or organization)

Level 8, North Tower Telecom House 68 Jervois Quay Wellington New Zealand
——————————————————————————————————— (Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F: [x] Form 20-F [ ] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [ ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934: [ ] Yes [x] No

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): n/a

MEDIA RELEASE

10 April, 2008

Telecom New Zealand invests for long term growth

Telecom New Zealand is investing for long term health and to drive bottom line growth, says Telecom New Zealand chief executive Paul Reynolds.

Speaking alongside Telecom’s other senior executives at the company’s annual management briefing day in Sydney, Dr Reynolds outlined an action plan for return to growth.

Dr Reynolds said Telecom had a clear strategy for building strong customer preference in broadband, mobile and its Australasian information and communications technology (ICT) capability.

We have an exciting future ahead of us bringing faster and easy-to-use products and services to our customers in New Zealand and Australia.  We have already begun the mammoth task of investing in the technology to deliver them.

“I understand the rough ride our shareholders have experienced, particularly over the past two years. The declining share price reflects the uncertainty that has existed.

“Telcos around the world are grappling with similar challenges  given the pace of regulatory, competitive and technological change.

“Many things within our business are in good shape while others, to be frank, need fixing. That’s why we will be focusing on getting it right first time for our customers; getting more efficient, and building a world class broadband IP platform that will deliver new services for years to come.

We anticipate the pressure on our core earnings will moderate over the next two years, followed by a return to growth.

“Specifically:

• We are planning containment of near-term EBITDA decline 4-6% in the financial year to June 30 2009 and 0-2% for the financial year to June 30 2010 before subsequent growth of 4-6% per annum in the financial years June 30, 2011 to June
30, 2013.

• We are forecasting investment of capital expenditure of NZ$1 billion to NZ$1.1 billion in the financial year to June 30 2009

• Our dividend policy remains unchanged at a 75% pay-out ratio, but for FY09 &
FY10, subject to no material adverse change in circumstances we will target the higher of 75% of reported earnings (after adding back relevant non-cash items)
or 24 cps with quarterly dividends of 6 cps

• We are committed to strong ‘A’ credit ratings

• We’re building an all-internet protocol (IP) platform for efficiency and innovation as we transition ourselves to a lower cost operating model that will help up compete successfully in the future

•  We’re building a new management team, too.  Last week we announced Russ
Houlden as our new CFO. This new team will underpin our drive to build a customer-focused culture.”

For the financial year to June 30 2008 Telecom’s guidance is:-

• New Zealand Operations full year EBITDA decline of 7-8%
• Australian Operations EBITDA now A$70 million to A$80 million
• Group EBITDA approximately NZ$1,880 million to NZ$1,900
• Depreciation & amortisation approximately NZ$730 million to NZ$750 million
• Financing costs NZ$150 million to NZ$160 million
• Normalised NPAT (net profit after tax) guidance for the Group remains NZ$700 million to NZ$730 million
• Capital expenditure forecast approximately NZ$975 million

For further information please contact:

Mark Watts, on +64 (0)27 250 4018,  or  Phil Love, on +64 (0)27 244 8496

To see the full Telecom presentations, go to: www.telecom.co.nz/investorcentre

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Telecom Corporation of New Zealand Limited

Date: 10 April 2008	By:	Craig Mulholland
	Name:	Craig Mulholland
	Title:	Group Company Secretary